Filed by Capital One Financial Corporation
(Commission File No.: 333-278812)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934, as amended

Subject Company: Discover Financial Services
(Commission File No.: 001-33378)

The following transcript is an excerpt from the Q4 2024 Capital One Financial Corporation Earnings Call on January 21, 2025.

CORPORATE PARTICIPANTS

Jeff Norris Senior Vice President, Capital One Financial Corp.
Andrew M. Young Chief Financial Officer, Capital One Financial Corp.
Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

OTHER PARTICIPANTS
Ryan M. Nash Analyst, Goldman Sachs & Co. LLC
Sanjay Sakhrani Analyst, Keefe, Bruyette, & Woods, Inc.
Terry Ma Analyst, Barclays Capital, Inc.
Bill Carcache Analyst, Wolfe Research LLC
Donald Fandetti Analyst, Wells Fargo Securities LLC
John Hecht Analyst, Jefferie, LLC
Mihir Bhatia Analyst, BofA Securities, Inc.
John Pancari Analyst, Evercore ISI
Moshe Orenbuch Analyst, TD Securities (USA) LLC
Richard Shane Analyst, JPMorgan Securities LLC

PRESENTATION EXCERPT

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.
And turning to the Discover acquisition. The shareholder votes are scheduled for February 18, and we continue to work closely with the Federal Reserve, the OCC, and the Department of Justice as our applications continue to work their way through the regulatory approval process. We remain well-positioned to complete the acquisition early in 2025 subject to regulatory and shareholder approval.

Pulling way up, the acquisition of Discover is a singular opportunity. It will create a consumer banking and global payments platform with unique capabilities, modern technology, powerful brands, and a franchise of more than 100 million customers. It delivers compelling financial results and offers the potential to enhance competition and create significant value for merchants and customers.

Ryan M. Nash Analyst, Goldman Sachs & Co. LLC
Got it. Thanks for the color. If I can throw in one high-level follow-up, so Rich, efficiency improvement has been a hallmark of Capital One for the last seven or eight years ex a small period during COVID. You recently talked about investments you wanted to make in the network once the deal hopefully closes at some point in the first quarter. I guess the question is, do you expect to continue to be on an efficiency journey fully recognizing that the cost saves obviously make it easier? But just curious how you're thinking about efficiency for the consolidated company over the medium-term, fully recognizing that there's going to be a lot of noise in the results.

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.
So, we look forward to the completion of our deal and actually really getting inside the financials, and the performance, and all the details of the business. The businesses at this rather remarkable company, Discover. But as we've talked about, when we look still from the outside, we see just a great opportunity there. And of course, we have said, there are three areas that are going to need in continued investment when we think about virtually anything that, you know, all the strategic upside of this Discover deal is sort of all roads lead through three areas, kind of obvious areas of continued investment. And the first, of course, is compliance and risk management. And Discover has really been leaning into that. And we, of course, are doing everything we can to prepare to continue to lean into that. And we'll do whatever it takes on that front. Obviously, that's an investment.

The second is network acceptance. We've talked about how struck we are, and how struck we were to find out and confirm just how good the acceptances in the United States for Discover. You can see, in fact, they've been putting some ads on TV sort of touting that. And it's a very good story. And internationally, they've been investing there and focusing on, where their customers travel, and they've made a lot of progress there. When we look at our customer base at Capital One and where we would love to be over time in terms of being in a position to add more and more volume onto the Discover network, we think an incredibly important objective is to increase the depth and breadth of acceptance internationally, sloping the work, of course, working backwards where – from where our customers and Discover's travel. So, that's going to be a multiyear thing that's a very important strategic imperative, I think, for us.

And then the third one will be building the network brand. We plan to keep the name Discover for the network. We think it's a great brand. And we're really happy with the underlying reality of where acceptance is. We know there are challenges in terms of consumer perception relative to those realities, and we know also we need to, in fact, build the international reality and then the brand perception that follows that.

So, those are the three strategic, the kind of obvious and strategic investment areas that we've been identifying really since the start of the deal. And back to your question about what do we think – how do you think – how do we think that fits in relative to efficiency ratio? We, of course, on the Capital One side had a long, decade long journey of continuing to improve operating efficiency ratio. And it's striking that, that improvement has come even as we have continued to really ramp up investment in technology.

Now the way that paradox works is, the technology is – we're also investing more in technology and at the same time, getting all the benefits on the efficiency side, both in terms of growth and in terms of costs that come from such an investment in technology. So, the engine that drives operating efficiency ratio strategically will continue at Capital One, and it should continue with the combined institution as well.

John Pancari Analyst, Evercore ISI

Got it. Okay. Thanks, Rich. And then one quick second one. I assume this will be a pretty quick answer, but it would be helpful if there's any – have you made any changes to your expected deal metrics tied to the Discover deal, either the 15% or greater EPS accretion in 2027 or the expense efficiencies or the timing of adding the $175 billion in purchase volume to the network? Thanks.

Andrew M. Young Chief Financial Officer, Capital One Financial Corp.

Hey, John, yes, what I'll say is it's two independent public companies. We still are operating separately at this point. And there are a number of variables that have moved and will continue to move between now and Legal Day One. And so I'm not going to specifically comment on how any one of those variables or metrics are changing since the deal model. What I will say is we considered a wide range of outcomes across each of the line items, and we continue to be comfortable with the estimates that we included in the deal model. We feel very good, both strategically and financially about the deal today as we did nearly a year ago when we announced it. And so, as we get to Legal Day One and put the marks on the balance sheet, we'll provide updates on the relevant metrics at that point.

Bill Carcache Analyst, Wolfe Research LLC

Thank you. Good evening, Rich and Andrew. It was good to hear all the references to the Capital One arena around the inauguration. I wanted to ask about your ability to better compete against the big banks in debit, assuming the Discover transaction closes as you expect? We know debit rewards for Visa, Mastercard issuers essentially went away after the force reduction in interchange under Dodd-Frank. But would reintroducing debit rewards be something that you'd consider given the greater flexibility that owning the Discover network will afford you?

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Hey, Bill. So obviously, a really key part of the deal is our excitement about getting the network, and being able to add such a key dimension in vertically integrating our business. And we talk so much about credit cards all the time, the debit business is a really important one. And on little cat feet, Capital One has really been investing in our national banking business.

So I – and by the way, having our own network will be valuable there, and we'll be able to enjoy the vertically integrated economics of owning a network, and the scale that comes, of course, from pulling Discover and a bunch of Capital One's volume together.

Now I just want to pull back and just talk a little bit about Capital One's Consumer Banking strategy and therefore – and debit is, of course, right in the transaction business right at the heart of that. If you pull way up and think about Consumer Banking, way back to when banks began, you had banks with branches on every corner. And then in the last 15 years or 20 years, there have been the evolution of direct banks, and they have been savings only offering higher rates, and they have no physical distribution whatsoever.

And we, of course, also through our acquisitions have acquired several banks with branches on every corner, and we also acquired the nation's largest direct bank, and I announced at the time of that acquisition, this is a great financial trade, but it is also a strategic game changer for Capital One, that was back like 12 years ago.

So since then, we have been very steadily, systematically, relentlessly, and patiently, if I could put so many adjectives on – adverbs on that, pursuing a business model that actually doesn't really exist right now, because we have those two end points. But what we're really trying to do is build in a sense, the bank of the bank of future. And we believe that the future is not just a direct bank, it's also not a bank with a branch on every corner. It is a bank with thin physical distribution. For us, we've got branches. But then, also in major metropolitan areas, we have put in cafes that are really basically less about coffee, but really more about being, sort of, a hybrid of a branch and a showroom for Capital One, and a place people can go and understand Capital One's there to help them and get a sense for really what this company is about and how it may be able to help them live their life more effectively.

So, as we've been – so this strategy has been about if we work backwards from what we believe is the bank of the future, from a distribution point of view, that thin physical distribution and highlighted by these cafe showrooms. It also, a very central part of that is digital capabilities that enable something that's a very, very difficult thing to do, which is to take just about everything that can be done in a branch, and make it available digitally.

Now there's some things like safe deposit boxes, we haven't figured out how to create a digital safe deposit box for your valuables, and there are few things that just, you can't get there on a digital basis. But what – but as we've looked at this, we said just pretty much, virtually all the activities that people go to branches for, we want to be able to deliver to them through our thin physical distribution plus massive full-service digital capability. And that's what we've been building over these years.

Additionally, it requires – in order to generate business, we need great products. And we've been the only major bank out there with no fees, no minimums, and even a recent move of no overdraft fees. And those better deals come from having built the, in a sense, superior economics that come from this, sort of, physical distribution light model.

Now then you asked the question, so what will be our debit card strategy? We haven't completed the deal. We haven't fully gone in on the other side of exactly seeing how things are working on the Discovery side. But we are very pleased with the results that we're having with our current strategy, including our current debit card strategy. And we are investing heavily to continue to grow that business.

You look at the significant increase in marketing over the years. One of drivers of this is that Capital One is building a national bank organically without a lot of physical distribution and to get there, it takes a lot of marketing.

So I think the best way think about it is Discover gives a shot in the arm and a boost to a strategy we've been pursuing for more than a decade. And the best way to think about it, I think, is picture just more of the same from Capital One with a little bit of an accelerator.

Sanjay Sakhrani Analyst, Keefe, Bruyette & Woods, Inc.

Thank you. I guess, Rich, just one more on the deal. Given the timeline that you've outlined early this year, is it fair to assume like everything is going pretty smoothly in terms of the regulatory approval process and there hasn't been any surprises. I'm also wondering sort of where you guys are in terms of the integration efforts and how much work has been done there?

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Okay. Yes. So, no, the approval process continues to move forward. We made substantial process in the recent months. We remain actively engaged with the Fed and the OCC about our merger applications, and it is the Fed and the OCC who ultimately decide on our merger application.

Late last year, we received approval from the Delaware State Bank Commissioner, which we needed because Discover is a state-chartered bank. We, of course, had the big public hearing in July, and that went very well we feel.

Earlier this month, of course, we finalized the joint proxy statement with the SEC setting up the February 18th shareholder vote, so that was a good progress finally there.

We are also engaged with the Justice Department as they play a key role in advising the Fed and the OCC on the competitive aspects of the deal. And we continue to believe that this transaction is both pro-competitive and pro-consumer, bringing our best-in-class products and services to a broader set of consumers and small businesses and really enhancing opportunities and benefits for merchants as well.

So, pulling way up, it's certainly – the deal process, it's a long labor, but we remain well-positioned to get approval of the deal early this year. And I'm really proud of the work everyone is doing here, and we look forward to getting this over the goal line.

Sanjay Sakhrani Analyst, Keefe, Bruyette & Woods, Inc.

Okay. Just to follow-up on, a question Ryan asked some time ago on sort of when you put the companies together and the efficiencies and sort of the investments that need to be made. I guess when you put the two companies together, the efficiency ratio actually goes down. And obviously, there's a lot of synergies, both on revenues and expenses.

Do you think those are sufficient enough to sort of accomplish? I'm just trying the question again. Do you think those are sufficient enough to make all of the investments that you sort of outlined or do you think that there's others that you might have to make as you peel the onion a little bit when you have the company?

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

So, I don't think we're in a position to – it's not just because we want to be coy about it. We're not in a different place than we were at the time we announced the deal.

And we should point out that we are working really hard preparing for integration, but we are still separate companies, and Discover is working incredibly hard and working on their compliance, and I know they're doing preparations for integration as well. And we certainly are. We're not getting an inside view of their numbers, their performance, their business model. So, we're mostly sort of where we were at the outset.

But if we pull up, to your point, so Discover operates with a significantly lower operating efficiency ratio than Capital One. That's certainly a good thing for the combined company.

I think it is also the case that I think Discover has had a heritage of probably less investment in certain areas than Capital One. And in a few cases, they're sort of making up for lost time there.

But I think having not seen on the other side, we assume that there are some areas that we will – and we've assumed this from the beginning, we're going to need to step up the investments in, obviously, on the risk management side, there's a lot of investment to be done, whether it is how – what ultimately needs to be done compares with what they're investing and all of that remains to be seen. We obviously had assumptions in our deal model about leaning in on that.

But what we get – so there's going to be a lot of effects that are all pretty significant that just go in different directions, a company with an amazing efficiency ratio, a company that's probably underinvested in a number of areas relative to Capital One.

And we would shore up some of those investments. We also get a lot of synergy that comes from bringing overlapping businesses together. That's a very strong effect.

And then the investment areas, the three that we're pointing out, we are talking about investing in those at a level that's a lot different than what Discover has done traditionally. Obviously, the risk management one, we've all talked about that, and they're leaning in hard now.

On international acceptance, they certainly – again, I'm amazed with their, not that great scale, what they've done, but we would expect to invest at a higher level than they have there and in terms of the network brand relative to – I want to just make a comment about the network brand and some of this other investment.

We have taken our Card business and sloped the business that we think most naturally and easily can go to the Discover network. And it involves folks that aren't big international travelers, for example, so we've sloped the work.

We think it's very straightforward to move this business, front book and back book business to Discover. And some of these investments that I'm talking about leaning into are particularly important for the longer term opportunity of being able to move more business than what we put into our deal model.

And again, in doing that, we sloped – we took our whole customer base and imagine sort of sloping it in terms of what part of the business fits most naturally within the context of the capabilities and the branded Discover's network.

And as we want to move more, we're going to need the bar to be raised relative to acceptance and brand. And that's why I think these other investments we're talking about will be multi-year, there'll be over time. And there will be things that help make the deal pay off even more so in the longer term.

John Hecht Analyst, Jefferies LLC

Good afternoon, guys and thanks for fitting me in here. First question, just thinking about the mix of the overall Consumer book, I mean you've got some new cards like VentureOne and Quicksilver and some of those are attractive to different demographic groups. And then you've got the subprime mix and then you've got Auto.

Where do we see – just given kind of inbound customer mix, where do we see that going this year as a standalone business? And then, Rich, do you have any comments on what the total portfolio might look like assuming the combination with Discover?

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

Now let me turn to Discover. Discover interestingly, has taken a very different approach than Capital One. While we have taken a very broad approach playing in all parts of the market, Discover has had a very focused strategy on the prime part of the business, and they've done a very, very good job there, and we certainly always admired them from the outside.

So, we will be bringing into our company a significant increase in that portion of the market, which probably differentially got a little less emphasis, if anything. It's not like we weren't playing there, but if anything, we had a greater emphasis probably north and south, of that part of the business.

So, from a mix point of view, we certainly will be bringing in a business that very homogeneous relative to the very heterogeneous business that we have.

And then on the other side of all of that, I think that we will – if I were to summarize our strategy, it will be to continue. Everything were doing as Capital One because we're getting a lot of traction in that and then making very sure that we don't crush the butterfly of this beautiful business model that Discover has in the prime part of the market.

But that we go in there, and while, yes, integrating things like technology and some of the risk management processes and a lot of things, do everything that we can to make sure that we don't directly or even unwittingly, sort of, crush the really nice butterfly of what they do.

And in that way, we hope to bring in a growth business that Discover has and add it to the very complementary growth businesses that Capital One has, and collectively continue to try to get the best of both worlds, bringing along the way some better efficiencies and really bringing top technology to all aspects of the business.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Capital One Financial Corporation (“Capital One”) and Discover Financial Services (“Discover”), including future financial and operating results (including the anticipated impact of the transaction on Capital One’s and Discover’s respective earnings and tangible book value), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies and other anticipated benefits from the transaction may not be fully realized or may take longer than anticipated to be realized, the risk that revenues following the transaction may be lower than expected and/or the risk that certain expenses, such as the provision for credit losses, of Discover, or Capital One following the transaction, may be greater than expected, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (3) the risk that the integration of Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s businesses into its own, including as a result of unexpected factors or events, (4) the possibility that the requisite regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that requisite regulatory approvals may result in the imposition of conditions that could adversely affect Capital One or the expected benefits of the transaction following the closing of the transaction), (5) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (6) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in completing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (7) the dilution caused by the issuance of additional shares of Capital One’s common stock in connection with the transaction, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of Capital One following the transaction due to the increased size and complexity of its business, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of Capital One’s business operations following the transaction, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the transaction, or against Discover, (12) the risk that expectations regarding the timing, completion and accounting and tax treatments of the transaction are not met, (13) the risk that any announcements relating to the transaction could have adverse effects on the market price of Capital One’s common stock, (14) certain restrictions during the pendency of the transaction, (15) the diversion of management’s attention from ongoing business operations and opportunities, (16) Capital One’s and Discover’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing, (17) effects of the announcement, pendency or completion of the transaction on Capital One’s or Discover’s ability to retain customers and retain and hire key personnel and maintain relationships with Capital One’s and Discover’s suppliers and other business partners, and on Capital One’s and Discover’s operating results and businesses generally, (18) general competitive, economic, political and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities and (19) any other factors that may affect Capital One’s future results or the future results of Discover; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Transaction and Where to Find It

Capital One filed a registration statement on Form S-4 (No. 333-278812) with the SEC on April 18, 2024, as amended on June 14, 2024, July 26, 2024, December 23, 2024 and January 3, 2025 to register the shares of Capital One’s capital stock that will be issued to Discover stockholders in connection with the transaction. The registration statement was declared effective on January 6, 2025, at which time Capital One filed a final prospectus and Discover filed a definitive proxy statement. Capital One and Discover commenced mailing of the joint proxy statement/prospectus to their respective shareholders on or about January 6, 2025. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive McLean, VA 22102 Attention: Investor Relations investorrelations@capitalone.com (703) 720-1000	2500 Lake Cook Road Riverwoods, IL 60015 Attention: Investor Relations investorrelations@discover.com (224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and joint proxy statement/prospectus, including any amendments thereto when they become available, because they contain or will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, and other documents subsequently filed by Discover with the SEC on January 6, 2025.

Additional information regarding the interests of such participants is included in the preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.